Exhibit 99.2

TO ALL STOCK EXCHANGES

BSE LIMITED

NATIONAL STOCK EXCHANGE OF INDIA LIMITED

NEW YORK STOCK EXCHANGE

November 6, 2025

Dear Sir/Madam,

Sub: Record Date for buyback of equity shares

Pursuant to Regulation 42 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, Regulation 9(i) of SEBI (Buy-Back of Securities) Regulations, 2018, the Company has fixed Friday, November 14, 2025 as the Record Date for the purpose of determining the entitlement and the names of equity shareholders who are eligible to participate in the buyback.

The above information is also available on the Company’s website at www.infosys.com.

This is for your information and records.

Yours sincerely,

For Infosys Limited

A.G.S. Manikantha

Company Secretary

Membership No: A21918

Additional information pursuant to U.S. Law

The Buyback for the outstanding equity shares of the Company referenced herein has not yet commenced. The communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to Company’s Buyback or otherwise. Any offers to purchase or solicitations of offers to sell will be made pursuant to a Tender Offer Statement on Schedule TO (including the letter of offer and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by the Company. The Company’s security holders are advised to carefully read these documents, any amendments to these documents and any other documents relating to the Buyback that are filed with the SEC in their entirety prior to making any decision with respect to the Company’s Buyback because these documents contain important information, including the terms and conditions of the offer. The Company’s security holders may obtain copies of these documents (when they become available) and other documents filed with the SEC for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at sharebuyback@infosys.com.